SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE TO
                                (RULE 14D-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                               NIKU CORPORATION
                      (Name of Subject Company (Issuer))


                               NIKU CORPORATION
                      (Name of Filing Person (Offeror))


  OPTIONS UNDER THE NIKU CORPORATION 2000 EQUITY INCENTIVE PLAN, AS AMENDED,
               THE NIKU CORPORATION 2000 STOCK INCENTIVE PLAN,
            AND THE NIKU CORPORATION 1998 STOCK PLAN, AS AMENDED,
            TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE,
      HAVING AN EXERCISE PRICE GREATER THAN OR EQUAL TO $7.50 PER SHARE
                        (Title of Class of Securities)


                                  654113703
                    (CUSIP Number of Class of Securities)
                          (Underlying Common Stock)


                                 ELEANOR LACEY
                               NIKU CORPORATION
                                305 MAIN STREET
                            REDWOOD CITY, CA 94063
                                (650) 298-4600
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Person)

                                   COPY TO:
------------------------------------------------------------------------------

                               GREGORY C. SMITH
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             525 UNIVERSITY AVENUE
                                  SUITE 1100
                              PALO ALTO, CA 94301
                           TELEPHONE: (650) 470-4500
                              FAX: (650) 470-4570

------------------------------------------------------------------------------



                           CALCULATION OF FILING FEE

=====================================        ===============================

    Transaction Valuation*                          Amount of Filing Fee
-------------------------------------        -------------------------------

         $915,353.92                                       $80.90
=====================================        ===============================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 622,511 shares of common stock of Niku Corporation having an aggregate value of $915,353.92 as of April 9, 2003 will be exchanged pursuant to this offer.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:       $80.90           Filing Party: Niku Corporation

Form or Registration No.:     5-60867          Date Filed:   April 15, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ]     third-party tender offer subject to Rule 14d-1.
          [x]     issuer tender offer subject to Rule 13e-4.
          [ ]     going-private transaction subject to Rule 13e-3.
          [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



                            INTRODUCTORY STATEMENT

         This Amendment No. 1. amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 15, 2003 (the "Schedule TO") relating to an offer by the Company to exchange options outstanding under the Company's 2000 Equity Incentive Plan, as amended (the "Equity Incentive Plan"), the Company's 2000 Stock Incentive Plan (the "2000 Stock Plan"), and the Company's 1998 Stock Plan, as amended (the "1998 Stock Plan," and together with the Equity Incentive Plan and the 2000 Stock Plan, the "Plans"), to purchase shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), having an exercise price greater than or equal to $7.50 per share (after giving effect to the reverse stock split occurring in November 2002) for new options (the "New Options") to purchase shares of Common Stock to be granted under the Equity Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer").

ITEM 1.  SUMMARY TERM SHEET.

         Item 1 is hereby amended as follows:

         The paragraph under the heading "Can Niku withdraw the offer?" is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

         "We will not be required to accept any options tendered for exchange and may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, if on or after April 15, 2003 and before the expiration of the offer, we determine that certain events have occurred and in our reasonable judgment, the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange. These events include, among other things, a change in accounting principles, a lawsuit challenging the tender offer, a third-party tender offer for our common stock or other acquisition proposals, or a change in your employment status with us. These and various other conditions are more fully described in section 6. We must satisfy or waive all of the conditions to the offer prior to the expiration of the offer. If the offer is withdrawn prior to the expiration date, your tendered options will remain outstanding. The offer is not conditioned upon a minimum number of options being tendered. "

         The third sentence of the third paragraph under the heading "How do I tender my options?" is hereby amended by deleting the sentence in its entirety and replacing it with the following:

         "We currently expect that we will accept and cancel all such properly tendered options promptly after the expiration of the offer."

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended as follows:

         (a)      Material Terms.

                  The information set forth under Item 1 above is incorporated herein by reference. In addition, the sixth sentence of the third paragraph under section 3 ("Procedures for Tendering Options") is hereby amended by deleting the sentence in its entirety and replacing it with the following:

                  "To the extent that we waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder, we will waive the same condition of the offer, defect or irregularity for all other tenders of options as well."

                  The fifth paragraph under section 3 ("Procedures for Tendering Options") is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

                  "We currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn."

                  The first paragraph under section 6 ("Conditions of the Offer") is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

                  "We will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if on or after April 15, 2003, and before the expiration of the offer, we determine that any of the following events has occurred and, in our reasonable judgment, the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:"

                  Subparagraph (2)(c) under section 6 ("Conditions of the Offer") is hereby amended by deleting the subparagraph in its entirety and replacing it with the following:

                  "(c) materially impair the benefits appearing in the Summary Term Sheet under the heading "How does this offer benefit the Company?" that we believe we will receive from the offer; or"

                  Subparagraph (7) under section 6 ("Conditions of the Offer") is hereby amended by deleting the subparagraph in its entirety and replacing it with the following:

                  "(7) any adverse change which occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership taken together with that of our subsidiaries that, in our reasonable judgment, is material to our consolidated business, condition (financial or other) or operations, or materially impairs the benefits that we believe we will receive from the offer."

                  The final paragraph under section 6 ("Conditions of the Offer") is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

                  " These conditions to the offer are for our benefit. We may assert any of the above conditions in our sole discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time, prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. In the event that we waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder, we will waive the same condition of the offer, defect or irregularity for all other tenders of options as well. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other dissimilar facts and circumstances. We must satisfy or waive all of the conditions to the offer prior to the expiration of the offer. Any determination we make concerning the events described in this section 6 will be final and binding upon everyone."

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 is hereby amended as follows:

         (a) Securities Ownership.

                  The second sentence of the first paragraph under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is hereby amended by deleting the sentence in its entirety and replacing it with the following:

                  "As of March 31, 2003, our seven executive officers and directors beneficially owned options outstanding under the option plans as follows:

                                                                      Number of Options          Percentage of
         Name/Title                                                   Beneficially Owned    Options Outstanding(1)
         ----------                                                   ------------------    ----------------------
         Joshua Pickus                                                     420,022                    23%
            President and Chief Executive Officer And Chairman of
            the Board
         Michael Shahbazian                                                120,000                     7%
            Senior Vice President and Chief Financial Officer
         Ravi Chiruvolu                                                     25,000                     1%
            Director
         Matt Miller                                                        50,000                     3%
            Director
         Edward F. Thompson                                                 17,500                     1%
            Director
         Peter Thompson                                                     25,000                     1%
            Director
         Val E. Vaden                                                       27,500                     1%
            Director
         All directors and executive officers as a group                   685,022                    37%
         (7 persons)

(1) Percentage of options outstanding based on 1,841,498 options to purchase shares of our common stock issued and outstanding under the option plans as of March 31, 2003."

ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 is hereby amended as follows:

         (b) Other Material Information.

                  The second and third full paragraphs under section 16 ("Additional Information") are hereby amended by deleting the paragraphs in their entirety and replacing them with the following:

                  "These filings, our other annual, quarterly and current reports, our proxy statements and our other Securities and Exchange Commission filings may be examined, and copies may be obtained, at the following Securities and Exchange Commission public reference room:

                  450 Fifth Street, N.W.
                  Room 1024
                  Washington, D.C.  20549

                  You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's Internet site at http://www.sec.gov."

ITEM 12.  EXHIBITS.

         (a)(1) Offer to Exchange dated April 15, 2003.*

         (a)(2) Letter of Transmittal.*

         (a)(3) Letter to Eligible Option Holders dated April 15, 2003.*

         (a)(4) Form of Letter to Tendering Option Holders.*

         (a)(5) E-mail Communication to Niku Corporation Employees dated April 15, 2003.*

         (a)(6) Form of Grant Summary Report.*

         (a)(7) Form of E-mail Confirmation to Tendering Option Holders.*

         (a)(8) Niku Corporation Annual Report on Form 10-K for the year ended January 31, 2003, filed with the Securities and Exchange Commission on April 15, 2003 and incorporated herein by reference.

         (a)(9) Translation into French, of certain portions of Offer to Exchange dated April 15, 2003.*

         (a)(10) Translation into French, of Addendum For Employees Who Are Tax Residents in France.*

         (a)(11) Translation into French, of Letter of Transmittal.*

         (a)(12) Translation into French, of Letter to Eligible Option Holders dated April 15, 2003.*

         (a)(13) Translation into French, of Letter to Tendering Option Holders.* (a)(13) Translation into French, of E-mail Communication to Niku Corporation Employees dated April 15, 2003.*

         (b)      Not applicable.

         (d)(1) Niku Corporation 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.03 filed with the Company's Annual Report on Form 10-K for the year ended January 31, 2003).

         (d)(2) Niku Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4.08 filed with the Company's Registration Statement on Form S-8 (Commission File No. 333-50184)).

         (d)(3) Niku Corporation 1998 Stock Plan, as amended (incorporated by reference to Exhibit 10.02 filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-93439)).

         (d)(4)   Niku Corporation French Sub-Plan.*

         (d)(5) Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

         (d)(6) Form of New Option Agreement for U.K. Employees Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

         (d)(7) Voting Agreement dated October 31, 2002, between Limar Realty Corp. #30 and Niku Corporation (incorporated by reference to Exhibit 10.2 filed with the Company's Current Report on Form 8-K filed November 7, 2002 (Commission File No. 000-28797)).

         (d)(8) Voting Agreement dated October 18, 2002 between Farzad and Rhonda Dibachi and Niku Corporation (incorporated by reference to Exhibit 10.20 filed with the Company's Annual Report on Form 10-K filed April 15, 2003).

         (d)(9) Common Stock and Warrant Purchase Agreement dated February 12, 2003 between various investors led by Walden VC II L.P. and Niku Corporation (incorporated by reference to Exhibit
                  10.01 filed with the Company's Current Report on Form 8-K filed April 14, 2003).

         (d)(10) Registration Rights Agreement dated February 12, 2003 between various investors led by Walden VC II L.P. and Niku Corporation (incorporated by reference to Exhibit 4.01 filed with the Company's Current Report on Form 8-K filed April 14, 2003).

         (d)(11) Business Loan Agreement, Commercial Security Agreement and Promissory Note, dated September 9, 2002 between Mid Peninsula Bank and Niku Corporation (incorporated by reference to Exhibit 10.22 filed with the Company's Quarterly Report on Form 10-Q filed September 12, 2002).

         (d)(12) Amended and Restated Secured Full Promissory Note dated May 15, 2002 between Joshua Pickus and Niku Corporation (incorporated by reference to Exhibit 10.18 filed with the Company's Quarterly Report on Form 10-Q filed June 13,
                  2002).

         (d)(13)  Translation into French, of Niku Corporation French
                  Sub-Plan.*

         (d)(14) Translation into French, of certain portions of Niku Corporation 2000 Equity Incentive Plan.*

         (d)(15) Translation into French, of Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

         (e)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

*  Previously filed.

104206.03-Palo Alto Server 1A - MSW
                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.




Date:    April 30, 2003                    NIKU CORPORATION



                                           By:    /s/ Michael Shahbazian
                                           Name:  Michael Shahbazian
                                           Title: Senior Vice President
                                                  and Chief Financial Officer






                               INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBIT


         (a)(1)   Offer to Exchange dated April 15, 2003.*

         (a)(2)   Letter of Transmittal.*

         (a)(3)   Letter to Eligible Option Holders dated April 15, 2003.*

         (a)(4)   Form of Letter to Tendering Option Holders.*

         (a)(5) E-mail Communication to Niku Corporation Employees dated April 15, 2003.*

         (a)(6)   Form of Grant Summary Report.*

         (a)(7)   Form of E-mail Confirmation to Tendering Option Holders.*

         (a)(9) Translation into French, of certain portions of Offer to Exchange dated April 15, 2003.*

         (a)(10) Translation into French, of Addendum For Employees Who Are Tax Residents in France.*

         (a)(11)  Translation into French, of Letter of Transmittal.*

         (a)(12) Translation into French, of Letter to Eligible Option Holders dated April 15, 2003.*

         (a)(13)  Translation into French, of Letter to Tendering Option
                  Holders.*

         (a)(14) Translation into French, of E-mail Communication to Niku Corporation Employees dated April 15, 2003.*

         (d)(4)   Niku Corporation French Sub-Plan.*

         (d)(5) Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

         (d)(6) Form of New Option Agreement for U.K. Employees Pursuant to the Niku Corporation 2000 Equity Incentive Plan*

         (d)(13)  Translation into French, of Niku Corporation French
                  Sub-Plan.*

         (d)(14) Translation into French, of certain portions of Niku Corporation 2000 Equity Incentive Plan.*

         (d)(15) Translation into French, of Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

*  Previously filed.